

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2025

Talman Pizzey
President and Chief Executive Officer
Acuren Corp
14434 Medical Complex Drive
Suite 100
Tomball, TX 77377

> **Re: Acuren Corp**
> **Registration Statement on Form S-4**
> **Filed June 9, 2025**
> **File No. 333-287888**

Dear Talman Pizzey:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Alan Annex, Esq.